40-33

811-6242

FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

04029007

April 20, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, as applicable, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, Northern District of California in the matter of Joseph Banner v. Franklin Resources, Inc., et al. Case No. C 04 0902 JL.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya Gordon
Associate Corporate Counsel

Enclosure

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

Exhibit A		
Fund/Trust Name	***811 Number***	***Adviser***
Adjustable Rate Securities Portfolio	811-6242	Franklin Advisers, Inc.
Franklin California Tax-Free Income Fund, Inc.	811-730	Franklin Advisers, Inc.
Franklin California Tax-Free Trust	811-4356	Franklin Advisers, Inc.
Franklin Capital Growth Fund	811-334	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.	811-537	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.— *Franklin Growth Fund*	811-537	Franklin Investment Advisory Services, Inc.
Franklin Federal Money Fund	811-3052	Franklin Advisers, Inc.
Franklin Federal Tax-Free Income Fund	811-3395	Franklin Advisers, Inc.
Franklin Floating Rate Master Trust	811-09869	Franklin Advisers, Inc.
Franklin Global Trust- -Global Aggressive Growth -Global Growth -Internat'l Smaller Cos. Growth	811-10157	Franklin Advisers, Inc. (subadvised by Fiduciary International, Inc.)
Franklin Global Trust- -Fiduciary European Smaller Companies		

-Fiduciary Large Capitalization Growth and Income -Fiduciary Small Capitalization Equity -Fiduciary Core Fixed Income -Fiduciary Core Plus Fixed Income -Fiduciary High Income	811-10157	Fiduciary International, Inc. (subadvised by Franklin Advisers, Inc.)
Franklin Gold and Precious Metals	811-1700	Franklin Advisers, Inc.
Franklin High Income Trust	811-1608	Franklin Advisers, Inc.
Franklin Investors Securities Trust	811-4986	Franklin Advisers, Inc.
Franklin Managed Trust	811-4894	Franklin Advisory Services, Inc.
Franklin Money Fund	811-2605	Franklin Advisers, Inc.
Franklin Municipal Securities Trust	811-6481	Franklin Advisers, Inc.
Franklin Mutual Series Fund, Inc.	811-5387	Franklin Mutual Advisers, Inc.
Franklin New York Tax-Free Income	811-3479	Franklin Advisers, Inc.
Franklin New York Tax-Free Trust	811-4787	Franklin Advisers, Inc.
Franklin Real Estate Securities Trust	811-8034	Franklin Advisers, Inc.
Franklin Strategic Mortgage Portfolio	811-7288	Franklin Advisers, Inc.
Franklin Strategic Series -all except U.S. Long-Short	811-6243	Franklin Advisers, Inc. (U.S. L-S subadvised by Franklin Templeton

		Alternative Strategies, Inc.
Franklin Tax-Exempt Money Fund	811-3193	Franklin Advisers, Inc.
Franklin Tax-Free Trust	811-4149	Franklin Advisers, Inc.
Franklin Templeton Fund Allocator Series	811-7851	Franklin Advisers, Inc.
Franklin Templeton Global Trust	811-4450	Franklin Advisers, Inc.
Franklin Templeton International Trust Templeton Foreign Smaller Cos. Templeton Global Long-Short	811-6336	Franklin Advisers, Inc. -subadvised by Templeton Investment Counsel, LLC and further subadvised by Franklin Templeton Investments (Asia) Limited -subadvised by Templeton Global Advisors, Ltd.
Franklin Templeton Money Fund Trust	811-8962	Franklin Advisers, Inc.
Franklin Templeton Variable Insurance Products Trust -Templeton Developing Markets -Templeton Global Asset Allocation -Templeton Growth Securities	811-5583	Franklin Advisers, Inc. Templeton Asset Management, Ltd. Templeton Investment Counsel, Inc. (subadvised by Franklin Advisers, Inc.)

		-Templeton Global Advisors, Ltd. (subadvised by Templeton Asset Management, Ltd.
Franklin Value Investors Trust	811-5878	Franklin Advisory Services, LLC
Institutional Fiduciary Trust	811-4267	Franklin Advisers, Inc.
The Money Market Portfolios	811-7038	Franklin Advisers, Inc.
Franklin Universal Trust (closed end)	811-5569	Franklin Advisers, Inc.
Templeton China World	811-7876	Templeton Asset Management, Ltd.
Templeton Developing Markets Trust	811-6378	Templeton Asset Management, Ltd.
Templeton Funds, Inc.	811-2781	Templeton Global Advisors, Ltd.
Templeton Global Investment Trust	811-8226	*Templeton Internat'l (ex EM) Fund-* Templeton Global Advisors, Ltd. *FT Non-U.S. Dynamic Core Equity Series-* Franklin Templeton Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.
Templeton Global Opportunities Trust	811-5914	Templeton Investment Counsel, LLC
Templeton Global Smaller Companies Fund, Inc.	811-3143	Templeton Investment Counsel, LLC -subadvised by F-T Investments (Asia)

		Ltd
Templeton Growth Fund, Inc.	811-4892	Templeton Global Advisors, Ltd.
Templeton Income Trust	811-4706	Franklin Advisers, Inc.
Not sure if mentioned in Complaint directly, but Templeton Institutional Funds, Inc.	811-6135	*Emerging Markets Series -* Templeton Asset Management, Ltd. *Emerging Fixed Income Markets Series -* Franklin Advisers, Inc. *Foreign Equity Series –* Templeton Investment Counsel, Inc. *Foreign Smaller Companies Series –* Templeton Investment Counsel, LLC -subadvised by FT Investments (Asia) Limited *FT Non U.S. Core Equity Series –* FT Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS (190264)
JEFFREY P. FINK (199291)
1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
Facsimile: 619/525-3991

FARUQI & FARUQI, LLP
NADEEM FARUQI
SHANE ROWLEY
ANTONIO VOZZOLO
DAVID LEVENTHAL
320 East 39th Street
New York, New York 10016
Telephone: 212/983-9330
Facsimile: 212/983-9331

Attorneys for Plaintiff

FILED
04 MAR -5 PM 2:14
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

E-Filing

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

JOSEPH BANNER, Derivatively on Behalf of the FRANKLIN AGGRESSIVE GROWTH FUND and FRANKLIN STRATEGIC SERIES, Plaintiff, v. FRANKLIN RESOURCES, INC., FRANKLIN ADVISORS, INC., TEMPLETON FRANKLIN INVESTMENT SERVICES, INC., FRANKLIN MUTUAL ADVISERS, LLC, FRANKLIN PRIVATE CLIENT SERVICES, INC., FRANKLIN TEMPLETON STRATEGIC GROWTH FUND, L.P. CHARLES B. JOHNSON, GREGORY JOHNSON, MARTIN FLANAGAN, WILLIAM POST, ED JAMIESON, GREG JOHNSON, SECURITY BROKERAGE, INC., DANIEL G. CALUGAR, DCIP, L.P., HARMON E. BURNS, RUPERT H. JOHNSON, JR., FRANK H. ABBOTT, III, HARRIS J. ASHTON, S. JOSEPH FORTUNATO, EDITH E. HOLIDAY, Defendants, and FRANKLIN AGGRESSIVE GROWTH FUND and FRANKLIN STRATEGIC SERIES, Nominal Defendants.	Case No. C 04 0902 JL **VERIFIED DERIVATIVE COMPLAINT** BY FAX DEMAND FOR JURY TRIAL

Plaintiff, Joseph Banner, derivatively on behalf of the Franklin Aggressive Growth Fund (the "Fund") and the Franklin Strategic Series, hereby complains against the defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. §80a-43 and 28 U.S.C. §1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. §1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. This action is not a collusive one to confer jurisdiction on a court of the United States which it would not otherwise have.

4. Venue is proper in this judicial district because some or all of the defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district.

5. In connection with the acts and practices alleged herein, defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

6. Plaintiff Joseph Banner purchased shares of the Franklin Aggressive Growth Fund and continues to hold such shares.

7. Defendant Franklin Resources, Inc. ("Franklin") is a global investment management organization that operates under the marketing name of Franklin Templeton Investments. Franklin offers investment products under the Franklin, Templeton, Mutual Series, Bissett and Fiduciary brand names and manages investment vehicles for individuals, institutions, pension plans, trusts, and partnerships. Through its subsidiaries and affiliates that act as mutual fund retailers, broker-dealers, and investment advisors, Franklin offers, sells and advises mutual funds, including, but not limited to, Franklin Templeton Funds (including the Franklin Aggressive Growth Fund and Franklin Capital Growth Fund). Franklin is a publicly held company organized under the laws of the state of Delaware and its shares trade on the New York Stock Exchange under the symbol "BEN." Franklin maintains its corporate headquarters at One Franklin Parkway, San Mateo, California, 94403.

8. Defendant Franklin Advisers, Inc. ("FAI"), a wholly owned subsidiary of Franklin, was registered as an investment adviser under the Investment Advisers Act and, along with Franklin's wholly owned subsidiaries, Templeton/Franklin Investment Services, Inc. ("TFIS"), Franklin Mutual Advisers, LLC ("FMA") and Franklin Private Client Services, Inc. ("FPC"), was the adviser to the Franklin Templeton Funds during the period of misconduct alleged hereto. FAI was the investment adviser to the Franklin Aggressive Growth Fund. Together, FAI and its affiliates manage over $322 billion in assets. As the investment adviser to many of the Franklin Templeton Funds, FAI directs the investments of the Franklin Templeton Funds in accordance with each funds's investment objectives, policies and restrictions. Directly, or through third parties, FAI provides the Franklin Templeton Funds with investment and related administrative services and facilities, including portfolio management and trade execution. FAI is located at One Franklin Parkway, San Mateo, CA 94403.

9. Defendant TFIS, a wholly owned subsidiary of Franklin, operating as "Templeton Private Client Group," was registered as an investment adviser under the Investment Advisers Act and, along with FAI, FMA and FPC, was the adviser to the Franklin Templeton Funds during the period of misconduct alleged herein. TFIS has offered separate account management to individuals, institutional clients, and nonprofit organizations since 1991. TFIS is located at One Franklin Parkway, San Mateo, CA 94403.

10. Defendant FMA, a wholly owned subsidiary of Franklin, was registered as an investment adviser under the Investment Advisers Act and, along with TFIS, FAI and FPC, was the adviser to the Franklin Templeton Funds during the period of misconduct alleged herein. FMA is located at 51 John F. Kennedy Parkway, Short Hills, NJ 07078.

11. Defendant FPC, a wholly owned subsidiary of Franklin, was registered as an investment adviser under the Investment Advisers Act and, along with FAI, TFIS and FMA, was the adviser to the Franklin Templeton Funds during the period of misconduct alleged herein. FPC has provided separate account management services to individuals, institutions, and nonprofit organizations since 1979. FPC is located at One Franklin Parkway, San Mateo, CA 94403.

12. Defendant Franklin Templeton Strategic Growth Fund, L.P. ("Franklin Hedge Fund") is a Delaware limited partnership. Franklin Templeton Alternative Strategies, LLC is the General Partner and defendant Daniel G. Calugar ("Calugar") was one of the limited partners. Calugar's

investment of $10 million was a "sticky asset," as defined below, in the Franklin Hedge Fund in exchange for market timing capacity in the Franklin Templeton Funds. Calugar's $10 million investment comprised 59% of the total assets of the Franklin Hedge Fund.

13. Defendant Charles B. Johnson ("Charles B. Johnson") is, and at relevant times was, the Chairman of Franklin. Prior to January 1, 2004, and at all relevant times, Charles B. Johnson was the Chief Executive Officer ("CEO") of Franklin and in that capacity he is and was ultimately responsible for the actions of Franklin.

14. Defendant Gregory Johnson ("Gregory Johnson") is, and was at all relevant times, the President of Franklin and in that capacity he is and was responsible for the day-to-day operations of Franklin, including its Legal, Compliance and Corporate Affairs. Gregory Johnson has been the co-CEO of Franklin since January 1, 2004 and in that capacity he is and was ultimately responsible for the actions of Franklin.

15. Defendant Martin Flanagan ("Flanagan")has been the co-CEO of Franklin since January 1, 2004 and in that capacity he is and was ultimately responsible for the actions of Franklin.

16. Defendant William Post ("Post") was the President/CEO of the Northern California Region of TFIS and in that capacity was responsible for the day-to-day operations of TFIS and ultimately responsible for the actions of TFIS. Post also served as a portfolio manager of various Franklin Templeton Funds and in that capacity was responsible for investment decisions and oversight of the mutual funds managed. Post actively facilitated the unlawful market timing scheme alleged herein.

17. Defendant Ed Jamieson ("Jamieson") was the portfolio manager of the Franklin Small-Mid Cap Growth Fund ("FRSGX") during the relevant time period and knowingly participated in the facilitation of the illicit market timing scheme alleged herein.

18. Defendant Greg Johnson ("G. Johnson") was the President of TFIS during the relevant period of time and knowingly participated in the facilitation of the illicit market timing scheme alleged herein.

19. Defendant Security Brokerage, Inc. ("SBI") was an NASD registered broker-dealer from July 1996 through November 18, 2003, located at 3960 Howard Hughes Parkway, Suite 700,

Las Vegas, Nevada, 89109. SBI was an active market timing participant and facilitated unlawful market timing activities in the Franklin Templeton Funds, among others.[1]

20. Defendant Calugar, a resident of Las Vegas, Nevada and Los Angeles, California, was the President, control person and 95% owner of SBI. Utilizing SBI, Calugar was an active market timing participant and facilitated unlawful market timing activities in the Franklin Templeton Funds, among others.[2]

21. DCIP, Limited Partnership ("DCIP") is a limited partnership formed in accordance with the laws of the State of Nevada. According to the Partnership Agreement, the purpose of the partnership is, in part, to "engage in the business of acquiring, owning, holding, trading, disposing of and otherwise dealing with Securities." Calugar is the General Partner of DCIP and the Class C Limited Partner.

22. The following defendants are each Trustees of the "Trust."

(a) Defendant Harmon E. Burns ("Burns"), Vice President (1991-present) and Trustee (1993-present); Oversees 34 Franklin Templeton Funds; Executive Vice President ("VP"), FAI: Vice Chairman, Member – Office of the Chairman and Director of Franklin; VP and Director Franklin Templeton Distributors, Inc., Director, Franklin Investment Advisory Services, Inc.; officer and/or director or trustee of other subsidiaries of Franklin; officer of 48 of the investment companies in Franklin Templeton Investments.

(b) Defendant Charles B. Johnson, Chairman of the Board (1993-present) and Trustee (1991-present); Oversees 137 Franklin Templeton Funds; Chairman of the Board, CEO, Member – Office of the Chairman and Director of Franklin; VP, Franklin Templeton Distributors, Inc.; Director, Fiduciary Trust Company International; officer and/or director or trustee of other subsidiaries of Franklin; officer of 48 of the investment companies in Franklin Templeton Investments.

---

[1] Defendants SBI and Calugar are the subject of a complaint filed by the Securities and Exchange Commission ("SEC") which alleges that they engaged in unlawful market timing schemes, including late trading, in mutual funds managed by Alliance Capital Management and Massachusetts Financial Services. *See Securities and Exchange Commission v. Calugar, et al.*, CV-S-03-1600-RCJ-RJJ (D. Nev. Dec. 22, 2003).

[2] *State of New York v. Canary Capital Partners, et al.* (Supr. Ct. N.Y. Sept. 3, 2003) Complaint ¶10.

(c) Defendant Rupert H. Johnson, Jr. ("Rupert H. Johnson"), CEO (2002-present), President (1993-present) and Trustee (1991-present) – Investment Management; Oversees 114 Franklin Templeton Funds; Vice Chairman, Member – Office of the Chairman and Director, Franklin; Director, FAI and Franklin Investment Advisory Services, Inc; VP and Director, Franklin Templeton Distributors, Inc.; Director, Senior VP, Franklin Advisory Services, LLC; officer and/or director or trustee of other subsidiaries of Franklin; officer of 48 of the investment companies in Franklin Templeton Investments.

(d) Defendant Frank H. Abbott, III ("Abbott"), Trustee (1991-present); Oversees 109 Franklin Templeton Funds; President and Director, Abbott Corporation (an investment company).

(e) Defendant Harris J. Ashton ("Ashton"), Trustee (1991 present); Oversees 136 Franklin Templeton Funds; Formerly Director, RBC Holdings, Inc. (bank holding company) (until 2002).

(f) Defendant S. Joseph Fortunato ("Fortunato"), Trustee (1991-present); Oversees 140 Franklin Templeton Funds; Formerly member of the law firm of Pitney, Hardin, Kipp & Szuch.

(g) Defendant Edith E. Holiday ("Holiday"), Trustee (1991 present); Oversees 88 Franklin Templeton Funds.

The Trustees elect the officers of the Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. As indicated above, each Trustee serves as a trustee to numerous Franklin Templeton Funds. The address of each Trustee is One Franklin Parkway, San Mateo, CA 94403.

23. Nominal defendant Franklin Strategic Series (the "Trust") is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company, consisting of thirteen separate series. The Trust is managed in its entirety by employees and executives of Franklin. Some of the Franklin Templeton Funds are a non-diversified series of the Trust while other Franklin Templeton Funds are diversified series of the Trust. The Trust holds the assets of those funds. The Trust is located at One Franklin Parkway, San Mateo, CA 94403.

24. The Fund is a mutual fund with assets held by the Trust with FAI as its advisor and manager.

25. The defendants described in paragraphs 7-18 are sometimes referred to as the Franklin Defendants. The defendants described in paragraphs 7-11 are sometimes referred to as the Advisor. The defendants described in paragraphs 19-21 are sometimes referred to as the Calugar Defendants. The defendants described in paragraphs 23-24 are sometimes referred to as the Nominal Defendants. The defendants described in paragraph 22 are sometimes referred to as the "Trustee Defendants."

PRELIMINARY STATEMENT

26. This derivative action is brought to recover damages for injuries to the Fund and the Trust and each of them caused by the defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the Franklin Templeton Funds which operated as a fraud and deceit on the plaintiff and the nominal defendants (hereafter together "Plaintiff").

27. Each of the Franklin Defendants and the Trustee Defendants owed to the Franklin Templeton Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Franklin Templeton Funds and their shareholders, and owed the duty to full and candid disclosure of all material facts thereto.

28. Like all other mutual funds, Franklin Templeton Funds shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed at or after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

29. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual funds shares ***after*** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular

company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

30. "Late trading can be analogized to betting today on yesterday's horse races."[3] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, ***the mutual fund manager has to either sell stock, or use cash on hand – stock and cash that used to belong in the fund*** – to give the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270-.22c-1(a).

31. Another manipulative practice used by defendants to exploit mutual fund pricing its known as "timing," which involves short-term "in-and-out" trading of mutual funds shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. Mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

32. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds,

[3] State of New York v. Canary Capital Partners et al., Supr. Ct. of N.Y., Complaint ¶10.

or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

33. The device of "timing" is inconsistent with an inimical to the purpose for mutual funds as long-term investments. Mutual funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund; and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

34. Continued ***successful*** late trading or timing requires the complicity of a funds management.

35. The Trustee Defendants obtained assistance to engage in the illicit scheme directly from the Advisor from as early as 2001 until February 2004. By failing to enforce and/or follow regulations and policies listed in Franklin Templeton Funds' prospectuses prohibiting late trading, the Advisor allowed and encouraged Trustee Defendants to rapidly buy and sell Franklin Templeton Funds; the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in a manner that was explicitly prohibited by Franklin Templeton Fund prospectuses. This conduct continued for a substantial amount of time and was well known within Franklin and the Advisor and amongst the fiduciaries responsible for the management of the Franklin Templeton Funds and was merely reflective of the self-dealing that pervaded the Franklin Defendant entities.

36. Because of the harm timing can cause, honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of "timing" on their funds does not eliminate the practice, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. *See* Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002). Http://faculty-gsb.stanford.edu/

zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify ***every timing trade***, large movements in and out of funds, like those made by the Trustee Defendants in the Franklin Templeton Funds, are easily apparent.

37. Although such trading was explicitly prohibited pursuant to the Franklin Templeton Fund prospectuses, Trustee Defendants intentionally did not attempt to discover the market timing trades or prohibit them.

38. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. These fees are waived if the fund managers, i.e. the Advisor, are assisting the timer, or as here, are active participants in the timing scheme.

39. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value," and eliminates the timer's arbitrage. As fiduciaries for their funds, they are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

FACTUAL BACKGROUND

40. From at least January 1, 2001 until February 2004, the Calugar Defendants, with the knowledge and assistance of the Advisor and Franklin Defendants, engaged in the illicit market timing scheme as described herein in various Franklin Templeton Funds.

41. Franklin had been conducting an internal investigation ***at the behest*** of regulators, including the SEC, the New York Attorney General and the Massachusetts Secretary of State, who had issued Franklin and its subsidiaries subpoenas as part of the regulators' ongoing probe of trading abuses. On December 22, 2003, Franklin announced that it had discovered that current and former employees had engaged in rapid "market timing" trading of fund shares in their personal 401(k) accounts. As a result, two of these employees, a trader and an officer, were placed on administrative leave and the officer resigned his positions with the Franklin Templeton Funds.

42. In addition to the illicit market timing activities that Franklin admitted to on December 22, 2003, the Franklin Defendants had also entered into market timing arrangements with outside parties. They did not disclose these market timing arrangements in their December 22, 2003

announcement. Franklin's market timing scheme with outside parties had begun in early 2001 and continued up to the present.

43. In an effort to structure new hedge funds that would be controlled and operated by Franklin and its subsidiaries, in early 2001, the Franklin Defendants began courting outside investors for investments in the hedge funds, including the Calugar Defendants. On April 6, 2001, Calugar opened a $30 million dollar profit sharing 401(k) account under the name of SBI.

44. At the time the Calugar Defendants opened their account, the Franklin Defendants knew that Calugar was a market timer. In fact, the Trustee Defendants had explicitly granted the Calugar Defendants permission to time Franklin Templeton Funds.

45. By August 14, 2001, the initial arrangement between the Calugar Defendants and the Franklin Defendants had expanded. On August 14, 2001, Calugar confirmed the agreement between the Calugar Defendants and the Franklin Defendants which allowed the Calugar Defendants market timing capacity of up to $45 million in exchange for a $10 million investment in the Franklin Templeton Hedge Fund. In a confirmation email to defendant Post, Calugar wrote:

> I want to confirm that, pursuant to our discussions, we intend to place the following new purchases in Franklin Templeton Hedge funds and Franklin Templeton Mutual funds.
>
> DCIP, LP (DCIP) will purchase $10 million in the Franklin Templeton Strategic Growth Fund, LP effective September 1. We will wire the funds for this investment on August 20.
>
> During the balance of 2001, Security Brokerage, Inc. (SBI) will make purchases of up to $45 million in the Franklin Strategic Small Cap Growth Fund (FRSGX).
>
> These positions will be invested using a market timing approach we discussed and as described below. All positions will be held in the name of Security Brokerage, Inc. and will be registered as Network Level 3 positions and exchanged through NSCC Fund/SERV. I will e-mail the account number for the mutual fund position as soon as the account is set up.
>
> The aggregate number of round trip exchanges between the Small Cap Growth Fund and the Franklin Money fund made by the market timing model will not exceed four per month. I recognize that market timing is a privilege and not a right, and should Franklin Templeton at any future time elect to terminate our exchange privilege for this account (or assess exchange fees on the account), we will promptly cease all exchange activity. As we discussed, should that decision be made, we would appreciate your exercising discretion to permit DCIP the option to redeem its hedge fund position.
>
> ***My intent is that DCIP will keep the hedge fund positions for at least as long as Security Brokerage is permitted to have the timing allocation in Franklin Templeton mutual funds.***

> I very much appreciate the privilege of making these investments, and the work that you have done to make this possible.

46. This agreement provided the Calugar Defendants with the ability to use Franklin's Fund/SERV direct routing system in order to circumvent the Franklin market timing desk, the ability to make four (4) exchanges, or round trips per month (the prior arrangement provided for two round trips a quarter), a direct violation of specific provisions of the Franklin Templeton Funds' prospectuses, and a waiver of the 2% redemption fee for any market timing trades in direct contravention of the anti-market timing fees set forth and required by the Franklin Templeton Funds' prospectuses.

47. Soon after entering into the agreement with the Franklin Defendants, defendant Calugar sought assurance from defendant Jamieson for his explicit permission to engage in the market timing activity. In addition, defendant Post informed defendants Jamieson and G. Johnson of the agreement and received assurance that they were willing to facilitate and allow the market timing activity.

48. Subsequent to the August agreement, the Calugar Defendants and the Franklin Defendants opened accounts to facilitate the market timing agreement. By October 29, 2001, the Calugar Defendants had begun market timing the Franklin Templeton Funds.

49. The activity alleged herein is the subject of an administrative complaint filed on February 4, 2004 by the Commonwealth of Massachusetts against Franklin, FAI, TFIS, Franklin Private Client Group, Inc. and Franklin/Templeton Distributors, Inc. charging these entities with violating the anti-fraud provisions of the Massachusetts Uniform Securities Act. That complaint also alleges that Calugar Defendants and the Franklin Defendants agreed that, in exchange for an investment of $10 million in "sticky assets" in a Franklin controlled hedge fund, the Calugar Defendants would be provided $45 million in market timing capacity in the Franklin Templeton Funds.[4] The $10 million investment by Calugar was 59% of the hedge fund's capital and without the investment, the survival of the hedge fund was unlikely.

50. The market timing arrangement between the Franklin Defendants and the Calugar Defendants allowed and facilitated the Calugar Defendants' illicit market timing conduct, which,

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[4] *See In the Matter of Franklin Resources, Inc., et al.*, E-2004-007 (Mass. Feb. 4, 2004).

when implemented, allowed Calugar to circumvent purported market timing controls at Franklin, and avoid redemption fees that were in place to otherwise deter such market timing activity. This arrangement was known by the defendants to be in direct violation of the Franklin Templeton Funds policy, as set forth in the relevant prospectuses.

51. Throughout the duration of the market timing scheme, the Franklin Templeton Funds publicly maintained a policy with regard to market timers. Typical of such policy was the following language from the September 2000 prospectus for the Franklin Biotechnology Discovery Fund:

> MARKET TIMERS The Natural Resources Fund and Technology Fund may restrict or refuse purchases or exchanges by Market Timers. ***The Biotechnology Discovery Fund, Communications Fund and Health Care Fund do not allow investments by Market Timers.***
>
> You may be considered a Market Timer if you have (i) requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund, or (ii) exchanged shares out of any of the Franklin Templeton funds more than twice within a rolling 90 day period, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the fund. Accounts under common ownership or control with an account that is covered by (i), (ii), or (iii) are also subject to these limits.

Identical language stating FRSGX does not allow investments by Market Timers was contained in its prospectus and identical language was contained in prospectuses for other Franklin Templeton Funds.

52. In addition, Franklin acknowledged the harm caused to the fund by market timing activity. Typical of language acknowledging such harm was the following from the September 2000 prospectus for the Franklin Biotechnology Discovery Fund:

> ***Because excessive trading can hurt Fund performance, operations and shareholders***, each Fund, effective November 1, 2000, reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) the Fund or its manager believes the Fund would be harmed or unable to invest effectively, or (ii) the Fund receives or anticipates simultaneous orders that may significantly affect the Fund.

53. The Franklin Defendants were so aware of market timing activity that they had a "market timing desk," which identified market timers and though which market timers would submit their orders. In addition, Franklin Templeton Funds prospectuses discussed the Franklin Defendants' policies toward market timers. Typical of such policies was the following language from the September 2000 prospectus for the Franklin Biotechnology Discovery Fund:

> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by a Fund, its manager or shareholder

> services agent, will be issued a written notice of their status and the Fund's policies. Identified Market Timers will be required to register with the market timing desk of Franklin Templeton Investor Services, Inc., and to place all purchase and exchange trade requests through the desk.

54. In 2001, the Franklin Templeton Funds' prospectuses included short-term redemption fees for the explicit purpose of discouraging market timers and compensating the fund for the harms it sustains through such conduct:

> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by a Fund, its manager or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified Market Timers will be required to register with the market timing desk of Franklin Templeton Investor Services, LLC, and to place all purchase and exchange trade requests through the desk. ***Identified Market Timers who redeem or exchange their shares of the Biotechnology Discovery Fund within 90 days of purchase will be assessed a fee of 2% of redemption proceeds.*** This redemption fee does not apply to 401(k) participant accounts, accounts not held individually through Franklin Templeton Investors Services, LLC, and funds under the automatic dividend reinvestment program and the systematic withdrawal program.

55. The Franklin Defendants and Calugar Defendants perpetrated the manipulative scheme on the Franklin Templeton Funds during the aforementioned time period with the complicity of the Franklin Defendants. The scheme, which had started and was actively being encouraged by 2001, violated the Advisors' fiduciary duties to the funds but gained the Franklin Defendants' substantial fees and other income for themselves and their affiliates, in addition to the substantial profits that were made by the Trustee Defendants by engaging in the scheme. All such profits were made at the expense of Franklin Templeton Funds' shareholders.

56. The Advisor is the member and investment advisor for all of the Franklin Templeton Funds. The Trustees of the Franklin Templeton Funds appoint the advisor for each Franklin Templeton Fund. The Advisor runs essential operations of the funds through its responsibilities of portfolio management and administrative services. The portfolio managers are all typically employees of the Advisor, not the mutual funds. The Advisor makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the Advisor makes. In what has unfortunately become a common mutual fund industry practice, the timer frequently offers the fund manager/Advisor more assets in exchange for the right to time which increases the fees earned by the Advisor. In return, fund managers (*i.e.* the Advisor) would allow timers (*e.g.*, a hedge fund)

to target specific funds (*e.g.*, the Franklin Aggressive Growth Fund) which would be hurt in exchange for additional money in the managers' own pockets in the form of higher management fees resulting from the timers' placing of assets ("sticky funds") in other funds offered by the mutual fund company (Franklin), usually liquid asset funds.

57. The Trustee Defendants, employees, representatives, and fiduciaries inside the Franklin Defendants and the Franklin Templeton Funds were direct perpetrators, participants, and beneficiaries of the wrongdoing alleged herein. The Trustee Defendants and the Calugar Defendants were assisted to engage in the illicit scheme directly from the Franklin Defendants. By failing to enforce and/or follow policies and procedures set forth in Franklin Templeton Funds' prospectuses prohibiting rapid trading, the Advisor and the Franklin Defendants allowed and encouraged the Calugar Defendants to engage in rapid short-term trading of the Franklin Templeton Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such wrongdoing, in contravention of the rules and policies explicitly set forth in the Franklin Templeton Funds. This conduct continued for a substantial period of time and was well known by the Franklin Defendant entities and by the fiduciaries responsible for the management of the Franklin Templeton Funds, and was reflective of the self-dealing that pervaded the Franklin Defendant entities.

58. In the face of the policies set forth in the Franklin Templeton Fund prospectuses and the conduct required by their status as fiduciaries, the Franklin Defendants knowingly and deceptively permitted, and actively facilitated, the Trustee Defendants, the Calugar Defendants market timing, by engaging in such self-dealing activity and by continuing such relationships with offending individuals to allow them to conduct late trading and/or market timing in the Franklin Templeton Funds to the detriment of the Franklin Templeton Funds.

59. Despite the representations in Franklin Templeton Fund prospectuses and related documents filed with the SEC, and despite knowledge of those representations, the Calugar Defendants also participated in a scheme with the Franklin Defendants to engage in market timing that most other fund investors were not permitted to do. The Franklin Defendants realized significant profits as a result of these timing arrangements at the expense of Franklin Templeton Fund investors. The Trustee Defendants, the Calugar Defendants made trading profits from their

market timing in the Franklin Templeton Funds. The Franklin Defendants profited by way of increased advisory and other fees.

60. In many cases these profits may have also reflected late trading, as participants in these market timing schemes frequently negotiated a timing agreement with a mutual fund management company/advisor and then proceeded to late trade the target funds through intermediaries.

61. These events have had and will have a series of deleterious effects on the Franklin Templeton Funds (including the Fund), including but not limited to:

(a) Damages including, but without limitation, their incurring excess charges and expenses related to the carrying out of the market timing scheme and their assets wasted in order to accommodate the market timing scheme through heightened reserves and the issuance of securities at artificially deflated values;

(b) Loss of confidence of the investing public in the integrity and management of the Franklin Templeton Funds, thereby resulting in the Franklin Templeton Funds losing NAV and market value;

(c) As a result of Defendants' misconduct, the Franklin Templeton Funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the Franklin Templeton Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Franklin Templeton Funds.

DEMAND EXCUSED ALLEGATIONS

62. The Plaintiff has not made demand upon the trustees of the Trust or the directors of the Franklin Templeton Fund to bring an action against the Franklin Defendants, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to the Advisor.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Franklin Defendants and its directors and officers, who manage and control the day-to-day affairs of the Trust and the Franklin Templeton Funds.

(d) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by Franklin management, and thus owe their positions as well as their loyalties solely to Franklin management and lack sufficient independence to exercise business judgment. Because the Trust oversees numerous separate funds, the Trustees derive substantial revenue and other benefits for their services.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by numerous state and federal regulators including the SEC, the New York Attorney General and the Secretary of the Commonwealth of Massachusetts. In addition, the Trustees and the Advisor acknowledge that they have been aware of the illicit conduct alleged herein as early as 2001. As evidenced by the provisions contained in the Franklin Templeton Funds prospectuses addressing market timing, the Trustees were aware of the extent of the market timing conduct in the Franklin Templeton Funds and failed to take appropriate action to further investigate and prevent such illicit and unlawful activity. The Trustees already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Franklin Templeton Funds. Moreover, the Franklin Defendants' lackadaisical response, as demonstrated by the Trustees and the Advisors' failure to take action to recover damages on behalf of the Franklin Templeton Funds despite awareness of the illicit conduct, is clearly insufficient and demonstrative of the conflicts, and true allegiances, of the Trustees of the Trust. By failing to take substantial action until long after being on notice of such activities by federal and state investigations, the Franklin Defendants and Trustees of the Franklin Templeton Funds acquiesced in or condoned such conduct. No shareholder demand would reasonably have caused them to change their complicit disregard for the wrongdoing.

COUNT I

Violation of Section 36 of the Investment Company Act and for Control Personal Liability Under the Investment Company Act
(Against the Franklin Defendants and the Trustees)

63. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

64. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. §80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

65. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

66. As alleged above in this Complaint, each Franklin Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Fund or its shareholders.

67. By agreeing and/or conspiring amongst themselves to permit and/or encourage the Trustee Defendants to time the Franklin Templeton Funds, the Franklin Defendants placed their own self interest in maximizing their compensation and other payments over the interest of the Funds and its shareholders.

68. By virtue of the foregoing, the Franklin Defendants and the Trustees have violated Section 36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b).

69. As a direct and proximate result of the Franklin Defendants' wrongful conduct, the assets and value (including the NAV) of the Franklin Templeton Funds have been reduced and diminished and the corporate assets of the Fund have been wasted and the Franklin Defendants and the Trustees are liable.

COUNT II

Common Law Breach Of Fiduciary Duty
(Against the Franklin Defendants and the Trustee Defendants)

70. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

71. The Franklin Defendants and the Trustee Defendants and each of them owed to the Fund and the Franklin Strategic Series and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of the Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the Fund and its shareholders not to waste the fund's corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

72. To discharge those duties, the Franklin Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Franklin Templeton Funds.

73. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

74. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Fund by permitting or incurring excess charges and expenses to the funds in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

COUNT III

Aiding and Abetting Breach of Fiduciary Duty
(Against the Calugar Defendants)

75. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

76. The Calugar Defendants knew of the existence of the fiduciary duty between the Franklin Defendants and the Trustee Defendants and the Franklin Templeton Funds and knew the extent of that duty. The Calugar Defendants knew of the acts of late trading and timing made by them in the Franklin Templeton Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties the Franklin Defendants and the Trustee Defendants owed to the Fund. The Calugar Defendants maliciously, without justification and through unlawful means aided and

abetted and conspired with the Franklin Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Franklin Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

77. The Calugar Defendants are jointly and severally liable to the Fund for damages proximately caused by their aiding and abetting as alleged herein.

78. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Fund have been reduced and diminished and the corporate assets of the Fund have been wasted.

COUNT IV

Civil Conspiracy
(Against the Franklin Defendants, the Advisor and the Calugar Defendants)

79. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

80. The Franklin Defendants, the Advisor and the Calugar Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

81. The Franklin Defendants, the Advisor and the Calugar Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

82. The Franklin Defendants, the Advisor and the Calugar Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

83. The Fund has suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Trust and replacing them with independent Trustees,

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Fund, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages were appropriate, together with interest thereon,

C. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys and experts,

D. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff demands a trial by jury.

Dated: March 5, 2004

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS
JEFFREY P. FINK

JEFFREY P. FINK

1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
Facsimile: 619/525-3991

FARUQI & FARUQI, LLP
NADEEM FARUQI
SHANE ROWLEY
ANTONIO VOZZOLO
DAVID LEVENTHAL
320 East 39th Street
New York, New York 10016
Telephone: 212/983-9330
Facsimile: 212/983-9331

Attorneys for Plaintiff

CERTIFICATION OF INTERESTED ENTITIES OR PERSONS

Pursuant to Civil L.R. 3-16, the undersigned certifies that as of this date, other than the named parties, there is no such interest to report.

ATTORNEY OF RECORD FOR
PLAINTIFF JOSEPH BANNER

G:\Franklin Templeton\Complaints\Banner Der Cpt.wpd

VERIFICATION

Joseph Banner states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

Joseph Banner

03/04/04
Date

FILED

04 MAR -5 PM 2:13

RICHARD W. WIEKING
U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

JOSEPH BANNER Plaintiff(s) -v- FRANKLIN RESOURCES, INC. Defendant(s)	**E-Filing** C 04-00902 JL ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE

IT IS HEREBY ORDERED that this action is assigned to the Honorable James Larson. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order, the handbook entitled "Dispute Resolution Procedures in the Northern District of California," the Notice of Assignment to United States Magistrate Judge for Trial, and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients must familiarize themselves with that rule and with the handbook entitled "Dispute Resolution Procedures in the Northern District of California."

CASE SCHEDULE [ADR MULTI-OPTION PROGRAM]

Date	Event	Governing Rule
03/05/2004	Complaint filed	
06/16/2004	Last day to meet and confer re initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR LR 3-5
06/16/2004	Last day to file Joint ADR Certification with Stipulation to ADR process or Notice of Need for ADR Phone Conference	Civil L.R. 16-8
06/30/2004	Last day to complete initial disclosures or state objection in Rule 26(f) Report, file/serve Case Management Statement, and file/serve Rule 26(f) Report	FRCivP 26(a)(1) Civil L.R.16-9
07/07/2004	Case Management Conference in Ctrm F,15th Floor,SF at 10:30 AM	Civil L.R. 16-10